NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THOUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO THE SECTION 54 (C) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	friendlyway Corporation

Address of Principal
Business Office:	1255 Battery Street
San Francisco, CA 94111

Telephone Number:	(415) 288-3333

File Number under the
Securities Act of 1934:	000-20317

Bases for Filing the
Notification of Withdrawal:
Friendlyway Corporation (the “Company”) has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding securities or partnership interests. Since December 2004, the Company’s sole business has been to manage the voting securities it owns in its wholly-owned subsidiary, friendlyway Technologies, Inc. November 18, 2005 was the effective date of the Written Consent in Lieu of Special Meeting of the Stockholders pursuant to which stockholders representing a majority of the outstanding securities (25,428,130 shares) authorized the withdrawal of the Company’s election to be subject to Section 55 through 65 of the Company Act of 1940 and the filing of this Form N-54C. No stockholders objected to the withdrawal of the Company’s election to be subject to Sections 55 through 65 of the Company Act of 1940 and the filing of this Form N-54C.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to section 55 through 65 of the Act to be duly signed on its behalf in the city of San Francisco and the state of California on the 30th day of May, 2006.

FRIENDLYWAY CORPORATION
A Nevada corporation

By: Henry Lo
Henry Lo
Chief Financial Officer